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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
             SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        Suburban Ostomy Supply Co., Inc.
                        --------------------------------
                            (NAME OF SUBJECT COMPANY)

                             Inva Acquisition Corp.
                              Invacare Corporation
                              --------------------
                                    (BIDDERS)

                           Common Stock, No Par Value
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   864471 10 7
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Thomas R. Miklich, Esq.
                    Chief Financial Officer, General Counsel,
                        Treasurer and Corporate Secretary
                              Invacare Corporation
                                One Invacare Way
                               Elyria, Ohio 44036
                                 (440) 329-6000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                              Dale C. LaPorte, Esq.
                          Calfee, Halter & Griswold LLP
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200



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         This Amendment No.2 amends the combined Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D initially filed on December 22, 1997, as amended (the "Statement"), by Invacare Corporation, an Ohio corporation (the "Parent"), and its wholly owned subsidiary Inva Acquisition Corp., a Massachusetts corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, no par value, of Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) and (b) The information set forth in Section 11-- "Contacts with the Company; Background of the Offer" of the Offer to Purchase is hereby amended and supplemented by deleting the seventh, eighth and ninth paragraphs of said section and replacing such paragraphs with the following language:

         Subsequent to this meeting, Parent conducted further financial analysis regarding the Company and the costs and synergies associated with an acquisition of the Company. On November 4, 1997, Parent received a letter from Bear Stearns on behalf of the Company requesting a formal proposal for the purchase of the Company and enclosing a preliminary draft form of Merger Agreement. Bear Stearns advised Parent that the Company sought proposals in a valuation range of at least $12.00 per share. In a telephone conversation with a Bear Stearns representative on or about November 10, 1997, Mr. Miklich advised the representative that Parent would not be willing to submit an acquisition proposal at a price of $12.00 or more per share.

         On November 18, 1997, Mr. Miklich received a telephone call from a Bear Stearns representative indicating that a proposal approximating $12.00 per share might be acceptable to the Company. Parent's Board of Directors was meeting that day, and Parent reviewed its financial analysis of the Company with its Board. Management recommended, and the Board approved, an offer to acquire the Company for a cash purchase price of $11.75 per share. The Board's decision was communicated to Bear Stearns and confirmed in a letter dated November 20, 1997. Parent indicated to Bear Stearns that its proposal was conditioned upon an acceptable due diligence review and certain other conditions including an appropriate termination fee.

         The final purchase price reflected in Parent's proposal was based on its assessment of the Company's value to it. The final price was determined by Parent on the basis of the due diligence it had conducted to date, its prior discussions with the Company and its assessment of the strategic benefits associated with the transaction. Parent had previously informed the Company that it was not willing to pay $12.00 per share for the Company, and during negotiations conducted prior to the execution of the letter agreement between the parties on November 24, 1997 described below, Parent advised the Company that it was not willing to pay more than $11.75 per share for the Company. Discussions concerning valuation matters subsequent to November 24, 1997 focused on confirming that, from Parent's perspective, the valuation of the Company implicit in its $11.75 per share proposal was not excessive.

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         On November 24, 1997, Parent and the Company executed a letter agreement providing that, until December 15, 1997, the Company would negotiate exclusively with Parent concerning a proposed sale of the Company. From time to time during the course of the next several weeks, representatives of Parent and representatives of the Company discussed the Company's business, results of operations, financial condition and future prospects as part of Parent's effort to determine that its $11.75 per share offer was not excessive. The parties also continued to discuss generally the terms and conditions of a possible transaction.

Item 10. ADDITIONAL INFORMATION

         (f) The first paragraph of Section 14 of the Offer to Purchase, entitled "Certain Conditions of the Offer," is hereby amended and restated in its entirety as follows:

                  Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer and may terminate the Offer at any time after January 31, 1998, if (i) the Minimum Condition has not been satisfied by the Expiration Date; (ii) any applicable waiting period under the HSR Act has not expired or terminated; or (iii) at any time after the date of the Merger Agreement, and before the Expiration Date, any of the following events shall occur and be continuing:



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 1998

                             INVA ACQUISITION CORP.

                             By:

                             /s/ Thomas R. Miklich
                             ------------------------------------
                             Name: Thomas R. Miklich
                             Title: Treasurer

                             INVACARE CORPORATION

                             By:

                             /s/ Thomas R. Miklich
                             -------------------------------------
                             Name: Thomas R. Miklich
                             Title: Chief Financial Officer, General Counsel,
                                    Treasurer and Corporate Secretary